

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

March 7, 2012

<u>Via E-mail</u>
Thomas W. Dickson
President and Chief Executive Officer
Ruddick Corporation
301 S. Tryon Street, Suite 1800
Charlotte, NC 28202

> **Re: Ruddick Corporation**
> **Form 10-K for Fiscal Year Ended October 2, 2011**
> **Filed December 1, 2011**
> **File No. 1-6905**

Dear Mr. Dickson:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief

cc:  Rick Viola, Esq.
    McGuireWoods LLP